Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

December 16, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549


Re: Allianz Life Insurance Company of New York
    Allianz Life of NY Variable Account C
    File Nos. 333-19699 and 811-05716
    CIK # 0000845775
    Accession # 0000845775-04-000030
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Dear Sir/Madam:

On October 5, 2004 the above-referenced Rule 485a filing was filed via Edgar. We have decided not to proceed with the product changes at this time. Therefore we are requesting withdrawal of the previously accepted filing under Form Type AW and we will be resubmitting the filing for review at a later date. We represent that we have not and will not market from the prospectus that was filed on August 2, 2004 (Accession # 0000845775-04-000029) or the prospectus filed on October 5, 2004.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone: (763)765-2913


Sincerely,

Allianz Life Insurance Company of North America

By: /s/ STEWART D. GREGG
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        Stewart D. Gregg